FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒.....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact:

Ing. Alonso Quintana
(5255) 5272-9991 x3653	in the United States:
alonso.quintana@ica.com.mx	Zemi Communications

Lic. Paloma Grediaga	Daniel Wilson
(5255) 5272-9991 x3664	(212) 689-9560
paloma.grediaga @ica.com.mx	dbmwilson@zemi.com

ICA ANNOUNCES THE SIGNING OF FOUR CIVIL CONSTRUCTION
CONTRACTS FOR A TOTAL OF Ps.1,324.4 MILLION

Mexico City, April 24, 2006 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today the signing of four civil construction contracts for a total of Ps.1,324.4 million. The projects are:

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Expansion and renovation of the Cachamay Sports Complex, with a capacity of 40,000 persons, located in Puerto Ordaz, Independent Municipality of Caroní, Bolívar State, Venezuela and the construction of access roads. The contract for a total of Bs.106,000 million, or approximately US$50 million, was awarded by the State of Bolívar to ICA Venezuela in a public bidding process. The unit price contract is expected to be completed in May 2007. The project is part of the Venezuelan government’s initiative to update the sports infrastructure for the Americas Soccer Cup which it will host in 2007. The Government of Bolívar, in order to ensure the continuous execution of the project, has deposited the required economic resources in a trust.

•

Construction of the Río de la Compañía Tunnel, in the State of Mexico. The Ps.437 million contract was awarded to ICA by the National Water Commission, through the Trust 1928, in a public biding process. The unit price, fixed term contract will be executed over a period of 817 days. The project is part of the drainage works in the Valley of Mexico and will provide significant relief from rain and waste water in the Chalco and Ixtapaluca Valleys and for the urban settlements along the Mexico City-Puebla highway corridor. The tunnel, with a total length of 6.78 km and an external diameter of 6.24m, will be constructed along the left bank of the Río de la Compañía, from the Municipality of Valle del Chalco-Solidaridad to the Municipality of Ixtapaluca, where it will empty into the Río de la Compañía.

•

Construction of the Ricardo Flores Magón Interchange, located where Flores Magón Avenue crosses the railway in the Cuauhtémoc district of Mexico City. The contract for Ps.195 million was awarded to ICA by the Ministry of Communications and Transport in a public bidding process. The unit price, fixed term contract will be executed over a 425 day period.

Construction of the Michoacán Regional Center for the Arts and renovation of the Obrero Theater in Zamora, Michoacán. The contract for Ps.137.4 million was awarded to ICA by the Administrative Committee of the Federal School Construction Program. The unit price, fixed term contract will be executed over a period of 187 days.

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Empresas ICA was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

INVESTOR RELATIONS	www.ica.com.mx	1/1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2006

Empresas ICA, S.A. de C.V.

/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Vice President, Finance